AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8100 213.593.8178	tel fax

July 6, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AECOM
Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of AECOM (the “Company”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and the other co-registrants named therein (the “Guarantors”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) (i) up to $800,000,000 aggregate principal amount of newly issued 5.750% Senior Notes due 2022 (the “New 2022 Notes”), and the related guarantees, for a like principal amount of outstanding 5.750% Senior Notes due 2022 (the “Outstanding 2022 Notes”), and the related guarantees; and (ii) up to $800,000,000 aggregate principal amount of newly issued 5.875% Senior Notes due 2024 (the “New 2024 Notes” and, together with the New 2022 Notes, collectively the “New Notes”), and the related guarantees, for a like principal amount of outstanding restricted 5.875% Senior Notes due 2024 (the “Outstanding 2024 Notes” and, together with the Outstanding 2022 Notes, collectively the “Outstanding Notes”), and the related guarantees.

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993.  Neither the Company nor any Guarantor has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and each Guarantor’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of such New Notes.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus that forms a part of the Registration Statement and will be used in connection with the Exchange Offer (the “Exchange Offer Prospectus”)) that any person using the Exchange Offer to participate in a distribution of New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will require each participant in the Exchange Offer to furnish the following representation in the transmittal letter or similar documentation:

If such holder is a broker-dealer, such holder will receive New Notes for its own account in exchange for Outstanding Notes, the Outstanding Notes to be exchanged by such holder for New Notes of the applicable series were acquired by it as a result of market-making activities or other trading activities (and not directly from the Company), and such holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus in connection with the resale of the New Notes, such holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and such holder will comply with the applicable provisions of the Securities Act with respect to resale of any New Notes.

The Company will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving New Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of such New Notes.

The Company will make each person participating in the Exchange Offer aware and will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer Prospectus) that any broker-dealer that resells New Notes received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

Please do not hesitate to contact Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242 or the undersigned at (213) 593-8386 with any questions or comments concerning this letter.

Kind regards,

/s/ Charles Szurgot

Charles Szurgot
Vice President, Chief Securities Counsel

cc:                                Peter Wardle, Gibson, Dunn & Crutcher LLP